EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hythiam, Inc.
Los Angeles, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2009, relating to the consolidated financial statements of Hythiam, Inc., which is contained in that Prospectus. Our report does not express an opinion or any other form of assurance about whether adjustments to retrospectively reflect changes in the composition of Hythiam, Inc.’s reportable segments and apply discontinued operations accounting are appropriate and have been properly applied. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO Seidman, LLP
Los Angeles, California
June 22, 2010